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                                 EXHIBIT (4)(n)
                                 --------------

                         FORM OF POLICY ENDORSEMENT FOR
                     THE PFL ENDEAVOR VARIABLE ANNUITY AND
              THE PFL ENDEAVOR ML VARIABLE ANNYITY  (403(b) LOAN).











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                   PFL LIFE INSURANCE COMPANY
        PFL        A Stock Company
        LOGO       Home Office located at 4333 Edgewood Road N.E.,
                   Cedar Rapids, Iowa 52499
                   (Hereafter called the Company, we, our or us)

                             AMENDATORY ENDORSEMENT

This Amendatory Endorsement is subject to all provisions of the policy to which it is attached which are not in conflict with the provisions of this Amendatory Endorsement. This Amendatory Endorsement may be used only with policies purchased pursuant to a Tax Sheltered Annuity Plan under Section 403(b) of the Internal Revenue Code that is not subject to the Employee Retirement Income Security Act of 1974.

The following provisions are added to the policy:

SECTION 1 - POLICY LOANS

We will permit you to take a Policy Loan prior to the Annuity Commencement Date once the policy has been force for at least 30 days. You can borrow up to the available Loan Value as defined below. Upon your request for a Policy Loan, we will send to you a loan agreement for your signature. You must elect the Subaccount(s) and/or Fixed Account(s) and the proportions you wish to borrow against. In the absence of an election, the loan will be made from each Subaccount(s) and/or Fixed Account(s) in proportion to the portion of the Policy Value (immediately prior to the loan) in each Subaccount(s) and/or Fixed Account(s). When a loan is made, an amount equal to the loan will be withdrawn from the applicable Subaccount(s) and/or Fixed Account(s) and transferred to the loan reserve. The loan reserve is part of the Fixed Account to be used as collateral for any Policy Loan. Amounts transferred to the loan reserve do not participate in the investment experience of the Subaccount(s) from which they were withdrawn, but will be credited with interest as provided in Section 2 of this Amendatory Endorsement.

We have the right to postpone distributing the proceeds of a Policy Loan for up to six months from the date the loan agreement is signed. Only one new loan will be permitted per Policy Year. If you decide to take a Policy Loan, the following provisions may be affected:

(1)  Asset rebalancing;

(2)  Transfers of interest;

(3)  Systematic Payout Option (SPO) payments;

(4)  Dollar cost Averaging; or

(5)  Any other policy options which may conflict with loan processing.

The loan Value is an amount up to:

(1) 75% of the Policy Value when total indebtedness is less than or equal to $10,000; or

(2) 50% of the Policy Value when total indebtedness is greater than $10,000 but less than or equal to $50,000.

The minimum Policy Loan size is $2,000 (unless otherwise required by state law).

At each Policy Anniversary we will compare the amount of the outstanding Policy Loan to the amount in the loan reserve. If the amount of the outstanding Policy Loan (plus any unpaid interest) exceeds the amount in the loan reserve, we will withdraw the difference from the Subaccount(s) and/or Fixed Account(s) in proportion to the portion of the Policy Value in each Subaccount and/or Fixed Account(s) and transfer it to the loan reserve. If the amount in the loan reserve exceeds the amount of the outstanding loan, we will withdraw the difference from the loan reserve and transfer it to the Subaccount(s) and/or Fixed Account(s) in accordance with your current premium payment allocation. However, we reserve the right to require the transfer to the Fixed Account if the amount was transferred from the Fixed Account to establish the Policy Loan.

Your annuity policy is the sole security for all Policy Loans. You have sole responsibility for requesting Policy Loans and making Policy Loan repayments that comply with applicable tax requirements. Consult a competent tax adviser before requesting a Policy Loan.

We will charge a fee of $50.00 at the time of each Policy Loan origination, unless otherwise required by state law.

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SECTION 2 - LOAN INTEREST PROVISION

Policy Loans will bear interest at the fixed rate of 7.00% per year. While any Policy Loan is outstanding, amounts in the loan reserve will earn interest at a minimum guaranteed effective annual interest rate of 5%. We may declare higher current interest rates from time to time. We may apply different current interest rates to the loan reserve than other portions of the Fixed Account.

Interest will be added to the Policy Loan and charged the same rate of interest as the principal portion of the Policy Loan.

SECTION 3 - INDEBTEDNESS - LIMITATION

Indebtedness is defined as the total of the Policy Loans and accrued interest. The total Indebtedness will not be allowed to exceed $50,000. If the indebtedness exceeds the Policy Value, we will mail notices to the last known addresses of you and any assignee of record. If the Indebtedness is not paid within 20 days after mailing of the notices, the policy will terminate without value.

SECTION 4 - REPAYMENT OF INDEBTEDNESS

Principal and interest must be repaid in substantially level quarterly or monthly payments over a 5-year period or, if the Policy Loan is used to acquire your principal residence, a 10-, 15-, or 20-year period, but such an extended period cannot go beyond your estimated retirement age.

Any outstanding indebtedness will automatically be deducted from any Death Proceeds, the amount payable upon a Partial Withdrawal or surrender of the policy, and the amount applied on the Annuity Commencement Date to provide any annuity payments, unless the Indebtedness is repaid prior to the distribution of Death proceeds, Partial Withdrawal, Surrender or application of an amount to provide annuity payments on the Annuity Commencement Date.

Indebtedness may be repaid in full any time before the Annuity Commencement Date of the policy and while the policy is in force. Any Policy Loan repayments will be allocated to the Subaccount(s) and/or Fixed Account(s) pro rata in accordance with your current premium allocations. If the scheduled principal and interest payments are not received within 20 days after the installment's due date, the entire amount of the outstanding Indebtedness as of the end of the 20-day grace period will be reported to the Internal Revenue Service as a taxable distribution. This deemed distribution may be subject to income tax and a federal penalty tax and may cause the policy to fail to qualify under Section 403(b) of the Internal Revenue Code.

This Amendatory Endorsement takes effect and expires concurrently with the Policy to which it is attached.

                       Signed for us at our home office.

      /s/ Craig D. Vermie                          /s/ William L. Busler
           SECRETARY                                       PRESIDENT